SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 5
       Richmond, Virginia                    :
                                             :         TRANSACTIONS
          File No. 70-9517                   :         DURING PERIOD
                                             :
(Public Utility Holding Company Act of 1935) :        January 1, 2001
                                             :            through
                                             :        March 31, 2001
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Order") in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Order authorized post-
Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24. This certificate provides financial information for the first quarter of 2001 with respect to Dominion and its wholly-owned subsidiaries, including
Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power"), and subsidiaries of DEI, DCI and Virginia Power.


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	Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.   FINANCING BY DOMINION

     A. Sale of Dominion Common Stock

          1. Sales to Plans

	        Dominion issued and sold the following shares of its common stock during the reporting period.

                                              Number of     Dollar Values
                                                Shares       (Thousands)
                                             ____________   _____________

          Dominion Direct Investment Plan       430,237         $27,127
          Employee Savings Plan                 242,802          15,075


          2. Public Offerings


              None.




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     B. Short Term Debt

	        During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on March 31, 2001 were as follows.

                                         Maximum         Principal Amount
                                       Outstanding        as of 3/31/01
                                       (thousands)         (thousands)
                                       ___________       ________________

         Dominion                        $736,086            $582,067
         Virginia Power                   713,810             353,741


     C. Long-Term Debt

         1. Sale of 8.4% Capital Securities

	        On January 9, 2001, 250,000 8.4% Capital Securities (Liquidation Amount $1,000 per Capital Security) (the "Capital Securities") were sold by Dominion Resources Capital Trust III ("Trust III"). The Capital Securities represent undivided preferred beneficial ownership interests in the assets of Trust
         III. The sole assets of Trust III are Junior Subordinated Debentures ("Debentures") issued by Dominion. Dominion acquired all of the common securities of Trust III, which have a liquidation amount equal to approximately 3% of the total capital of Trust III.


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              Dominion has guaranteed payments due on the Capital Securities through a combination of (i) its obligations under the Debentures,
         (ii) the rights of holders of Capital Securities to enforce those obligations, (iii) its agreement to pay the expenses of Trust III, and (iv) its guarantee of payments due on the Capital Securities to the extent of Trust III's assets. Dominion's guarantee does not cover payments on the Capital Securities when Trust III does not have sufficient funds. The Debentures are subordinate and junior in right of payment to all of Dominion's Senior Indebtedness.

              Each Capital Security pays a semi-annual distribution at an annual rate of 8.4% or $84 per Capital Security, if Dominion pays interest on the Debentures. Dominion may defer interest payments on the Debentures on one or more occasions for up to 10 consecutive semi-annual periods. If Dominion does defer interest payments, Trust III will also defer payment of distributions on the Capital Securities. Deferred distributions will accumulate interest at an annual rate of 8.4%, to the extent permitted by law.

              If Dominion redeems the Debentures held by Trust III, Trust III will redeem the Capital Securities. If Trust III redeems the Capital Securities or is liquidated and Dominion does not redeem the Debentures, holders of Capital Securities will receive $1,000 principal amount of Debentures for each Capital Security held.


                                      4

              The sale of the Capital Securities occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on January 10, 2001, are hereby incorporated by reference.

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated; First Union Securities, Inc. and Lehman Brothers Inc. purchased the Capital Securities for a price of $988.87 per Capital Security. The proceeds to Dominion from the sale of the Capital Securities was $247,217,500. Underwriters' commissions of $2,500,000 were paid by Dominion.

              The net proceeds from the sale of the Debentures were used for general corporate purposes, including the repayment of short-term debt and the financing of Dominion's $1.3 billion acquisition of the approximately 2,000 megawatt Millstone nuclear facility, on March 30, 2001. Pending the closing of the Millstone acquisition, the proceeds were used to reduce Dominion's short-term debt, including commercial paper, issued in connection with Dominion's acquisition of CNG.

         2. Sale of 8.4% Trust Preferred Securities

              On January 10, 2001, 12,000,000 8.4% Trust Preferred Securities (Liquidation Amount $25 per Trust Preferred Security) (the "Trust Preferred Securities") were sold by Dominion Resources Capital


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         Trust II ("Trust II").  The Trust Preferred Securities represent undivided preferred beneficial ownership interests in the assets of Trust II. The sole assets of Trust II are Junior Subordinated Debentures ("Subordinated Debentures") issued by Dominion.
         Dominion acquired all of the common securities of Trust II, which have a liquidation amount equal to approximately 3% of the total capital of the Trust.

              Dominion has guaranteed payments due on the Trust Preferred Securities through a combination of (i) its obligations under the Subordinated Debentures, (ii) the rights of holders of Trust Preferred Securities to enforce those obligations, (iii) its agreement to pay the expenses of Trust II, and (iv) its guarantee of payments due on the Trust Preferred Securities to the extent of Trust II's assets. Dominion's guarantee does not cover payments on the Trust Preferred Securities when Trust II does not have sufficient funds. The Subordinated Debentures are subordinate and junior in right of payment to all of Dominion's Senior Indebtedness.

              Each Trust Preferred Security pays a quarterly distribution at an annual rate of 8.4% or $2.10 per Trust Preferred Security, if Dominion pays interest on the Subordinated Debentures. Dominion may defer interest payments on the Subordinated Debentures on one or more occasions for up to 20 consecutive quarters. If Dominion does defer interest payments, Trust II will also defer payment of


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         distributions on the Trust Preferred Securities.  Deferred distributions will accumulate interest at an annual rate of 8.4%, to the extent permitted by law.

              If Dominion redeems the Debentures held by Trust II, Trust II will redeem the Trust Preferred Securities. If Trust II redeems the Trust Preferred Securities or is liquidated and Dominion does not redeem the Subordinated Debentures, holders of Trust Preferred Securities will receive $25 principal amount of Subordinated Debentures for each Trust Preferred Security held.

              The sale of the Trust Preferred Securities occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on January 11, 2001, are hereby incorporated by reference.

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated acted as the representatives for the consortium of 43 underwriters which purchased the Trust Preferred Securities for a price of $25 per Trust Preferred Security. The proceeds to Dominion from the sale of the Capital Securities were $300,000,000. Underwriters' commissions of $9,450,000 were paid by Dominion.


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              The net proceeds from the sale of the Subordinated Debentures were used for general corporate purposes, including the repayment of short-term debt issued in connection with the acquisition of CNG.

         3. Sale of 2001 Series A 6% Senior Notes

              On January 23, 2001, Dominion sold $1,000,000,000 principal amount of 2001 Series A 6% Senior Notes Due 2003 ("Senior Notes") through an underwritten public offering. The Senior Notes were sold under the following terms and conditions.

                                    Per Senior
                                        Note             Total Amount
                                  ______________        ______________

         Price to the public          99.927%            $999,270,000

         Underwriting discount          .250%               2,500,000

         Proceeds to Dominion         99.677%             996,770,000

              The underwriter was Lehman Brothers Inc. The sale occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on January 24, 2001, are hereby incorporated by reference.



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              The net proceeds from the sale of the Senior Notes were used for general corporate purposes, including the repayment of debt. The debt included a portion of short-term debt, including money market notes issued in connection with Dominion's acquisition of CNG.

         4.  Sale of Debt Securities to Dominion Fiber Ventures Trust

	        During the first quarter of 2001, Dominion contributed all of the outstanding shares of Dominion Telecom, Inc. ("DTI"), an exempt telecommunication company, to DT Services, Inc. ("DTSI") in exchange for all the outstanding shares of DTSI. On the closing date of the sale of Notes (as defined below), DTSI contributed the outstanding shares of DTI to Dominion Fiber Ventures, LLC ("DFV") in exchange for a Class B membership interest in DFV.

              On March 16, 2001, DFV sold $665,000,000 of 7.05% Senior Secured Notes due March 15, 2005 ("Notes") in a Rule 144A offering. DFV was formed for the purpose of issuing the Notes and owning shares of DTI. DFV is not a subsidiary company of Dominion within the meaning of Section 2(a)(8) of the Public Utility Holding Company
         Act of 1935. Dominion, however, indirectly owns the Class B membership interest in DFV. The Class A membership interest in DFV, which owns the equity voting interest in DFV, is held by an

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         investor trust ("Investor Trust") owned by an unaffiliated investor.

              The proceeds from the sale of the Notes were used to make a cash contribution to DTI and to make loans to Dominion to be repaid when required to support interest payments on the Notes through the scheduled maturity date. On March 16, 2001, DFV contributed $193,915,355 to Monument Overfund Trust ("Overfund Trust") in which it has 100% beneficial interest. On the same date, Dominion sold $193,915,355 aggregate principal amount of 6% debt securities due March 15, 2005 to the Overfund Trust.

              In connection with the sale of the Notes, Dominion issued shares of mandatorily convertible preferred stock ("Preferred Stock"), having an initial aggregate liquidation preference of $665 million, to be held in the Delaware Piedmont Share Trust ("Share Trust"). Dominion holds 100% of the beneficial ownership interest in the Share Trust. Any voting rights Dominion may have with respect to the Preferred Stock are restricted to effectively neutralize any independent voting power Dominion might have otherwise held by virtue of the existence of the Preferred Stock. The Preferred Stock and other Dominion securities that may have been issued to the Share Trust may be required to be sold by the


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         Share Trust on demand by the Investor Trust under certain
         circumstances in order to obtain funds to satisfy payments due on the Notes.

II. EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

     A. Equity Investments

             There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.

     B. Guaranties and Other Credit Support

             Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of March 31, 2001 is approximately $2.6 billion, and the subsidiaries' debt subject to such guaranties totaled $1.2 billion.





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III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

         1. Sale of Promissory Note to Industrial Development Authority

              On February 28, 2001, the Industrial Development Authority of The Town of Louisa, Virginia ("Authority") issued an aggregate amount of $50,000,000 of Solid Waste and Sewage Disposal Revenue Bonds due March 1, 2031 ("Bonds"). Virginia Power entered into a loan agreement with the Authority which provided for the proceeds from the sale of the Bonds to be loaned to Virginia Power in return for a promissory note. The terms of the promissory note and the agreement mirror the terms of the Bonds. The Bonds were originally issued at an annual interest rate of 4.00% during the initial long term period, which ends on February 28, 2002. Thereafter, the Bonds can bear interest, as chosen by Virginia Power, at a long-term rate for another long-term period, a short-term rate for a short-term period (one day, one week, one month, 3 months, 6 months, 12 months) or at a commercial paper rate (one day to 270 days).

              The $49,750,000 proceeds from the sale of the Bonds were used to reimburse Virginia Power for qualifying expenditures made during the construction of its North Anna Nuclear Power Plant. The issuance of the promissory note was approved by the Virginia State Corporation Commission on August 24, 2000 in proceedings at Case No. PUF000024.
         A form U-6B-2 is filed with respect to the transaction.

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         2. Sale of 2001 Series A 5.75% Senior Notes

              On March 22, 2001, Virginia Power sold $600,000,000 principal amount of 2001 Series A 5.75% Senior Notes Due 2006 ("Notes") through an underwritten public offering. The Notes were sold under the following terms and conditions.

                                      Per Note            Total Amount
                                   ______________        ______________

          Price to the public          99.648%            $597,888,000

          Underwriting discount          .600%               3,600,000

          Proceeds to Dominion         99.048%             594,288,000

               The underwriters were Lehman Brothers Inc., Banc One Capital Markets, Inc. and First Union Securities, Inc. The sale occurred pursuant to Virginia Power's shelf Registration Statement No. 333-38510. The registration statement and the Rule 424(b) prospectus, filed with the Commission on March 23, 2001, are hereby incorporated by reference. The issuance of the Notes was approved by the Virginia State Corporation Commission on May 26, 2000 in proceedings at Case No. PUF000016.

              The net proceeds from the sale of the Notes were used for general corporate purposes, including the repayment of debt and the acquisition for approximately $207 million of three 70-megawatt, coal-fired cogeneration facilities in Virginia. The repayment of debt included a portion of Virginia Power's commercial paper. A Form U-6B-2 is filed with respect to the sale of the Notes.


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IV. EXHIBITS

     A.  Form U-6B-2 for Virginia Power sale of promissory note.

     B. Form U-6B-2 for Virginia Power sale of 2001 Series A 5.75% Senior Notes Due 2006.




                                   SIGNATURE

	The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                   DOMINION RESOURCES, INC.

                                   By  N. F. Chandler
                                   Its Attorney



Dated May 30, 2001





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